NEWS RELEASE
TSX: ELD NYSE: EGO	June 8, 2020

Eldorado Gold to Begin Construction of the Decline at Lamaque and Provides an Update on Greece

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that it is commencing construction of a three kilometre decline, or tunnel (shown in Figures 1 and 2 below), from the Sigma mill to the 405 metre level of the Triangle mine. The Company is also providing an update on several positive developments in Greece.

“We are pleased to begin construction of the decline at Lamaque this summer. This is a project that we have been advancing for nearly a year and is another step towards further production growth and continued value creation at Lamaque. We would like to thank the government of Quebec and all our local stakeholders for their continued support for this project and our Lamaque operations,” said George Burns President and CEO.

Lamaque Decline Project

The fully permitted decline project represents a relatively modest investment that is expected to provide multiple near-term and long-term benefits as the Company continues to grow production at Lamaque. Detailed engineering and site preparations for the decline will commence this month and surface construction on the portal will begin in Q3 2020. The decline is expected to be completed by H1 2022 at an estimated cost of US$24 million. Additionally, the Company is evaluating the possible addition of an underground crushing and conveying system as well as a potential mill expansion. An update outlining the path forward at Lamaque is expected in Q4 2020.

Benefits to the decline include:

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Eliminating surface re-handling and haulage (approximately 26 km round trip) of the ore from the Triangle mine to the Sigma mill, reducing carbon emissions, costs, and removing haulage traffic from the public road network,
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Reducing the energy requirements for mine ventilation,
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Supplying a means of secondary egress and ventilation to the Triangle mine, increasing safety underground,
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Providing underground access for lower cost exploration in the prospective area between the Triangle mine and the historic Sigma and Lamaque mines – including further drilling of the Plug 4 and Parallel deposit and the Ormaque zone, and
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Facilitating increased future production from the Triangle mine (contingent on continued reserve expansion) and allowing for mining of the Parallel deposit.

Greek Update

The Company provides an update on several recent developments in Greece including:

●
Eldorado completed a purchase of the 5% of Hellas Gold shares that were owned by Ellaktor, the Company is now the sole shareholder in Hellas Gold,
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New Environmental Law 4685/2020 was passed by the Greek Parliament in May which modernizes Greek legislation to EU standards, and
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Relocation of certain archeological items from Skouries to commence per the local archeological chamber’s instructions.

Figure 1: Section view of proposed decline from the Sigma mill to the Triangle mine

Figure 2: Plan view of proposed decline from the Sigma mill to the Triangle mine

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the construction of the decline at Lamaque, and the associated benefits, including potential further production growth and continued value creation at Lamaque, statements with respect to moving the Company’s Greek projects forward, as well as our planned capital and exploration expenditures; our expectation as to our future financial and operating performance, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com

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